BYLAWS
OF
HERCULES ELECTRIC MOBILITY, INC.

ARTICLE 1.   OFFICES

1.1   Registered Office.

The registered office of the Corporation will be located at such place in Michigan as the Corporation's Board of Directors ("Board") from time to time determines.

1.2   Other Offices.

The Corporation may also have offices or branches at such other places as the Board from time to time determines or the business of the Corporation requires.

ARTICLE 2.   MEETINGS OF SHAREHOLDERS

2.1   Time and Place.

All meetings of the shareholders will be held at such place, if any, and time as the Board determines.

2.2   Annual Meetings.

An annual meeting of shareholders will be held on a date, not later than 180 days after the end of the immediately preceding fiscal year, to be determined by the Board. At the annual meeting, the shareholders will elect directors and transact such other business as is properly brought before the meeting and described in the notice of meeting. If the annual meeting is not held on its designated date, the Board will cause it to be held as soon thereafter as convenient. Directors will be elected in accordance with the Voting Agreement dated [May 29], 2020 by and between the Corporation and its shareholders ("Voting Agreement").

2.3   Special Meetings.

Special meetings of the shareholders, for any purpose, (a) may be called by the Corporation's chief executive officer or the Board, and (b) will be called by the President or Secretary upon written request (stating the purpose for which the meeting is to be called) of the holders of a majority of all the shares entitled to vote at the meeting.

2.4   Notice of Meetings.

Written notice or notice by electronic transmission of each shareholders' meeting, stating the place, if any, date, and time of the meeting and the purposes for which the meeting is called, will be given (in the manner described in Section 5.1 below) not less than 10 nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at the meeting. If a shareholder or proxy holder may be present and vote at the meeting by remote communication, the means of remote communication allowed will be included in the notice. Notice of adjourned meetings is governed by Section 2.6 below.

2.5 List of Shareholders.

The officer or agent who has charge of the stock transfer books for shares of the Corporation will make and certify a complete list of the shareholders entitled to vote at a shareholders' meeting or any adjourned shareholders' meeting. The list will be arranged alphabetically within each class and series and will show the address of, and the number of shares held by, each shareholder. The list will be produced at the time and place, if any, of the meeting and may be inspected by any shareholder during the entire meeting. If the meeting is held solely by means of remote communication, then the list will be open to the examination of any shareholder during the entire meeting by posting the list on a reasonably accessible electronic network and the information required to access the list will be provided with the notice of the meeting.

2.6 Quorum; Adjournment.

At all shareholders' meetings, the shareholders present in person or represented by proxy who, as of the record date for the meeting, were holders of shares entitled to cast a majority of the votes at the meeting, will constitute a quorum. Once a quorum is present at a meeting, all shareholders present in person or represented by proxy at the meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. Regardless of whether a quorum is present, a shareholders' meeting may be adjourned to another time and place, if any, by a vote of the shares present in person or by proxy without notice if the time, and place, if any, to which the meeting is adjourned are announced at the meeting at which adjournment is taken; provided, that (a) at the adjourned meeting, only business that might have been transacted at the original meeting may be transacted if a notice of the adjourned meeting is not given, (b) if the adjournment is for more than 60 days or if after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record on the record date entitled to vote at the meeting, and (c) a shareholder or proxy holder may be present and vote at the adjourned meeting by a means of remote communication if he or she was permitted to be present and vote by that means of remote communication in the original meeting notice.

2.7 Voting.

Each shareholder will at every meeting of the shareholders be entitled to one vote in person or by proxy for each share having voting power held by such shareholder and on each matter submitted to a vote. A vote may be cast orally, in writing, or by electronic transmission. When an action, other than the election of directors, is to be taken by vote of the shareholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on such action.

2.8 Proxies.

A shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize other persons to act for him or her by proxy. Each proxy will be in writing and signed by the shareholder or the shareholder's authorized agent or representative or will be in another form permitted by the Michigan Business Corporation Act. A proxy is not valid after the expiration of three years from its date unless otherwise provided in the proxy.

2.9 Questions Concerning Elections.

The Board may. in advance of the meeting, or the presiding officer may, at the meeting, appoint one or more inspectors to act at a shareholders' meeting or any adjournment thereof. If appointed, the inspectors will determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and will receive votes, ballots, or consents, hear and determine challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders.

2.10 Conduct of Shareholders' Meetings; Closing of Polls.

The Chairperson of the Board, or if there is none, the President, will determine the order of business and will have the authority to establish rules for the conduct of the meeting. Any rules adopted for, and the conduct of, the meeting will be fair to shareholders. The Chairperson of the Board, or if there is none, the President, will announce at the meeting when the polls close for each matter voted upon. If no announcement is made, the polls will close upon the final adjournment of the meeting. After the polls close, no ballots, proxies, or votes nor any revocations or changes to ballots, proxies, or votes may be accepted.

2.11 Remote Communication Attendance.

A shareholder may participate in a shareholders' meeting by a conference telephone or by other means of remote communication through which all persons participating in the meeting may communicate with the other participants, if the Board determines to permit such participation and (a) the means of remote communication allowed are included in the notice of the meeting, or (b) if notice is waived or not required. All participants will be advised of the means of remote communication and the names of the participants in the meeting will be divulged to all participants. Participation in a meeting under this Section 2.11 constitutes presence in person at such meeting. The Board may hold a meeting of shareholders conducted solely by means of remote communication. Subject to any guidelines and procedures adopted by the Board, shareholders and proxy holders not physically present at a meeting of shareholders may participate in the meeting by means or remote communication and are considered present in person and may vote at the meeting if all of the following are met: (a) the Corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder or proxy holder, (b) the Corporation implements reasonable measures to provide each shareholder and proxy holder a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings, (c) if any shareholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action is maintained by the Corporation, and (d) the Board determines to permit such participation and (1) the means of remote communication allowed are included in the notice of the meeting, or (2) notice is waived or not required.

2.12 Action by Consent.

To the extent permitted by the Corporation's Restated Articles of Incorporation or applicable law, any action required or permitted to be taken at any shareholders' meeting may be taken without a meeting, without prior notice, and without a vote, if consents in writing or by



electronic transmission, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

ARTICLE 3. DIRECTORS

3.1 Number and Residence.

The business and affairs of the Corporation will be managed by or under the direction of a Board consisting of three members. Directors need not be Michigan residents or shareholders of the Corporation.

3.2 Election and Term.

Except as provided in Section 3.5 below, directors will be elected at the annual shareholders' meeting in accordance with the Voting Agreement. Each director elected will hold office for the term for which he or she is elected and until his or her successor is elected and qualified or until his or her resignation or removal.

3.3 Resignation.

A director may resign by notice in writing or by electronic transmission to the Corporation. A director's resignation is effective upon its receipt by the Corporation or a later time set forth in the notice of resignation.

3.4 Removal.

One or more directors may be removed, with or without cause, in accordance with the Voting Agreement.

3.5 Vacancies.

Vacancies, including vacancies resulting from an increase in the number of directors, may be filled in accordance with the Voting Agreement. Each director so chosen will hold office until the next annual election of directors by the shareholders and until his or her successor is elected and qualified, or until his or her resignation or removal.

3.6 Place of Meetings.

The Board may hold meetings at any location. The location of annual and regular Board meetings will be determined by the Board and the location of special meetings will be determined by the person calling the meeting.

3.7 Annual Meetings.

Each newly elected Board may meet promptly after the annual shareholders' meeting for the purposes of electing officers and transacting such other business as may properly come before the meeting. No notice of the annual directors' meeting will be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum is present.



3.8 Regular Meetings.

Regular meetings of the Board or Board committees may be held without notice at such places and times as the Board or committee determines at least 30 days before the date of the meeting.

3.9 Special Meetings.

Special meetings of the Board may be called by the chief executive officer, and will be called by the President or Secretary upon the request of two directors in writing or by electronic transmission, on two days' notice to each director or committee member by mail or 24 hours' notice by any other means provided in Section 5.1. The notice must specify the place, if any, date and time of the special meeting, but need not specify the business to be transacted at, nor the purpose of, the meeting. Special meetings of Board committees may be called by the Chairperson of the committee or a majority of committee members pursuant to this Section 3.9.

3.10 Quorum.

At all meetings of the Board or a Board committee, two of the directors then in office, or of members of such committee, constitutes a quorum for transaction of business, unless a higher number is otherwise required by the Corporation's Restated Articles of Incorporation, these Bylaws, or the Board resolution establishing such Board committee. If a quorum is not present at any Board or Board committee meeting, a majority of the directors present at the meeting may adjourn the meeting to another time and place without notice other than announcement at the meeting. Any business may be transacted at the adjourned meeting which might have been transacted at the original meeting, provided a quorum is present.

3.11 Voting.

The vote of two of the members present at any Board or Board committee meeting at which a quorum is present constitutes the action of the Board or of the Board committee, unless a higher vote is otherwise required by the Michigan Business Corporation Act, the Corporation's Restated Articles of Incorporation, these Bylaws, or the Board resolution establishing the Board committee.

3.12 Unanimous Consent.

Notwithstanding any other provision in the Corporation's Restated Certificate or these Bylaws to the contrary, the following actions may only be approved by the prior written consent of all members of the Board:

(a) file or commence any insolvency, receivership, reorganization, assignment for the benefit of creditors, or bankruptcy proceedings;

(b) incur or guarantee any indebtedness, including, but not limited to, indebtedness for borrowed money or the deferred purchase price of property or for services;

(c) purchase, lease, or otherwise acquire any interest in real property, including directly through the Corporation or through any subsidiary of the Corporation;

(d)   sell, convey, mortgage, grant a security interest in, pledge, lease, exchange, or otherwise dispose of or encumber any real or personal property of the Corporation;

(e)   enter into any agreement or commitment to, or make, any capital expenditure in excess of $1,000,000;

(f)   purchase any partnership interest, membership interest, or equity interest in, or make a loan to, any other entity or person;

(g)   issue any capital stock, options, warrants, or other instruments or rights to purchase capital stock or instruments convertible into capital stock;

(h)   amend, repeal, or alter in any way the Corporation's articles of incorporation or bylaws;

(i)   form or create any subsidiary of the Corporation; or

(j)   enter into any transaction or contractual arrangement (or modify or terminate the terms thereof) with any stockholder, director, officer, or employee or affiliate of any of the foregoing.

3.13   Remote Communication Participation.

Members of the Board or any Board committee may participate in a Board or Board committee meeting by means of conference telephone or other means of remote communication through which all persons participating in the meeting can communicate with the other participants. Participation in a meeting under this Section 3.13 constitutes presence in person at the meeting.

3.14   Action by Consent.

Any action required or permitted to be taken under authorization voted at a Board or Board committee meeting may be taken without a meeting if, before or after the action, all members of the Board then in office or of the Board committee consent to the action in writing or by electronic transmission.. Such consents will be filed with the minutes of the proceedings of the Board or committee and will have the same effect as a vote of the Board or committee for all purposes.

3.15   Notice of Meetings.

Written notice of each meeting of the Board will be mailed, postage prepaid, by the Secretary to each director entitled to vote thereat at his post office address as it appears upon the books of the Corporation, not less than 10 nor more than 60 days before the meeting. Each such notice will state the place, day, and hour at which the meeting is to be held and, in the case of any special meeting, will state briefly the purpose or purposes thereof.

3.16   Committees.

The Board may, by resolution passed by all of the directors then in office, designate one or more committees, each consisting of one or more directors. The Board may designate one or more directors as alternate members of a committee, who may replace an absent or disqualified member at a committee meeting. In the absence or disqualification of a member of a committee, the committee members present and not disqualified from voting, regardless of whether they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of such absent or disqualified member. Any committee, to the extent provided in the resolution of the Board, may exercise all powers and authority of the Board in management of the business and affairs of the Corporation, except a committee does not have power or authority to:

     (A)   Amend the Corporation's articles of incorporation.

     (B)   Adopt an agreement of merger or share exchange.

     (C)   Recommend to shareholders the sale, lease, or exchange of all or substantially all of the Corporation's property and assets.

     (D)   Recommend to shareholders a dissolution of the Corporation or a revocation of a dissolution.

     (E)   Amend the bylaws of the Corporation.

     (F)   Fill vacancies in the Board.

     (G)   Declare a distribution or dividend or authorize the issuance of shares.

     (H)   Perform any of the actions listed in Section 3.12 of these Bylaws.

Each committee and its members will serve at the pleasure of the Board, which may at any time change the members and powers of, or discharge, the committee. Each committee will keep regular minutes of its meetings and report them to the Board when required.

3.17   Compensation.

The Board, by affirmative vote of all of the directors then in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the Corporation as directors, officers, or members of a Board committee. No such payment will preclude any director from serving the Corporation in any other capacity and receiving compensation for such service.

ARTICLE 4. OFFICERS

4.1   Officers and Agents.

The Board, at its first meeting after each annual meeting of shareholders, will elect a President, a Secretary and a Treasurer, and may also elect and designate as officers a Chairperson of the Board, a Vice Chairperson of the Board and one or more Executive Vice Presidents, Vice Presidents, Assistant Vice Presidents, Assistant Secretaries, and Assistant Treasurers. The Board may also from time to time appoint, or delegate authority to the Corporation's chief executive officer to appoint, such other officers and agents as it deems advisable. Any number of offices may be held by the same person, but an officer will not execute, acknowledge, or verify an instrument in more than one capacity if the instrument is required by law to be executed, acknowledged, or verified by two or more officers. An officer has such authority and will perform such duties in the management of the Corporation as provided in these Bylaws, or as may be determined by resolution of the Board not inconsistent with these Bylaws, and as generally pertain to their offices, subject to the control of the Board.

4.2   Compensation.

The compensation of all officers of the Corporation will be fixed by the Board.

4.3   Term.

Each officer of the Corporation will hold office for the term for which he or she is elected or appointed and until his or her successor is elected or appointed and qualified, or until his or her resignation or removal. The election or appointment of an officer does not, by itself, create contract rights.

4.4   Removal.

An officer elected or appointed by the Board may be removed by the Board with or without cause. The removal of an officer will be without prejudice to his or her contract rights, if any.

4.5   Resignation.

An officer may resign by notice in writing or by electronic transmission to the Corporation. The resignation is effective upon its receipt by the Corporation or at a subsequent time specified in the notice of resignation.

4.6   Vacancies.

Any vacancy occurring in any office of the Corporation will be filled by the Board.

4.7   Chairperson of the Board.

The Chairperson of the Board, if such office is filled, will be a director and will preside at all shareholders' and Board meetings.

4.8   Chief Executive Officer.

.The Chairperson of the Board, if any, or the President, as designated by the Board, will be the chief executive officer of the Corporation and will have the general powers of supervision and management of the business and affairs of the Corporation usually vested in the chief executive officer of a corporation and will see that all orders and resolutions of the Board are carried into effect. If no designation of chief executive officer is made, or if there is no Chairperson of the Board, the President will be the chief executive officer. The chief executive officer may delegate to the other officers such of his or her authority and duties at such time and in such manner as he or she deems advisable.

4.9   President.

If the office of Chairperson of the Board is not filled, the President will perform the duties and execute the authority of the Chairperson of the Board. If the Chairperson of the Board is designated by the Board as the Corporation's chief executive officer, the President will be the chief operating officer of the Corporation, will assist the Chairperson of the Board in the supervision and management of the business and affairs of the Corporation and, in the absence of the Chairperson of the Board, will preside at all shareholders' and Board meetings. The President may delegate to the officers other than the Chairperson of the Board, if any, such of his or her authority and duties at such time and in such manner as he or she deems appropriate.

4.10   Executive Vice Presidents and Vice Presidents.

The Executive Vice Presidents and Vice Presidents will assist and act under the direction of the Corporation's chief executive officer, unless otherwise determined by the Board or the chief executive officer. The Board may designate one or more Executive Vice Presidents and may grant other Vice Presidents titles which describe their functions or specify their order of seniority. In the absence or disability of the President, the authority of the President will descend to the Executive Vice Presidents or, if there are none, to the Vice Presidents in the order of seniority indicated by their titles or otherwise specified by the Board. If not specified by their titles or the Board, the authority of the President will descend to the Executive Vice Presidents or, if there are none, to the Vice Presidents, in the order of their seniority in such office.

4.11   Secretary.

The Secretary will act under the direction of the Corporation's chief executive officer and President. The Secretary will attend all shareholders' and Board meetings, record minutes of the proceedings and maintain the minutes and all documents evidencing corporate action taken by consent of the shareholders and Board in the Corporation's minute books. The Secretary will perform these duties for Board committees when required. The Secretary will see to it that all notices of shareholders' meetings and special Board meetings are duly given in accordance with applicable law, the Corporation's Restated Articles of Incorporation and these Bylaws. The Secretary will have custody of the Corporation's seal and, when authorized by the Corporation's chief executive officer, President or the Board, will affix the seal to any instrument requiring it and attest such instrument.

4.12   Treasurer.

The Treasurer will act under the direction of the Corporation's chief executive officer and President. The Treasurer will have custody of the corporate funds and securities and will keep full and accurate accounts of the Corporation's assets, liabilities, receipts and disbursements in books belonging to the Corporation. The Treasurer will deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board. The Treasurer will disburse the funds of the Corporation as may be ordered by the Corporation's chief executive officer, the President or the Board, taking proper vouchers for such disbursements, and will render to the Corporation's chief executive officer, the President and the Board (at its regular meetings or whenever they request it) an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board, the Treasurer will give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board prescribes.

4.13   Assistant Vice Presidents, Secretaries and Treasurers.

The Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, if any, will act under the direction of the Corporation's chief executive officer, the President and the officer they assist. In the order of their seniority, the Assistant Secretaries will, in the absence or disability of the Secretary, perform the duties and exercise the authority of the Secretary. The Assistant Treasurers, in the order of their seniority, will, in the absence or disability of the Treasurer, perform the duties and exercise the authority of the Treasurer.

4.14   Execution of Contracts and Instruments.

The Board may designate an officer or agent with authority to execute any contract or other instrument on the Corporation's behalf; the Board may also ratify or confirm any such execution. If the Board authorizes, ratifies, or confirms the execution of a contract or instrument without specifying the authorized executing officer or agent, the Corporation's chief executive officer, the President, any Executive Vice President or Vice President, or the Treasurer may execute the contract or instrument in the name and on behalf of the Corporation and may affix the corporate seal to such document or instrument.

4.15   Voting of Shares and Securities of Other Corporations and Entities.

Unless the Board otherwise directs, the Corporation's chief executive officer will be entitled to vote or designate a proxy to vote all shares and other securities which the Corporation owns in any other corporation or entity.

ARTICLE 5.   NOTICES AND WAIVERS OF NOTICE

5.1   Delivery of Notices.

All notices to shareholders, directors, and Board committee members will be given (a) personally, (b) by mail (registered, certified or other first class mail, except where otherwise provided in the Michigan Business Corporation Act, with postage prepaid), addressed to such person at the address designated by him or her for that purpose or, if none is designated, at his or her last known address, (c) by electronic transmission in a manner authorized by the person, or (d) as otherwise provided in the Michigan Business Corporation Act. In addition to any other form of notice to a shareholder permitted by the Corporation's Restated Articles of Incorporation, these Bylaws, or the Michigan Business Corporation Act, any notice given to a shareholder by a form of electronic transmission to which the shareholder has consented is effective. Notices to directors or Board committee members may also be delivered at his or her office on the Corporation's premises, if any, or by express carrier, addressed to the address referred to in the preceding sentence. When a notice is required or permitted by the Michigan Business Corporation Act or these Bylaws to be given in writing, electronic transmission is written notice. Notices given pursuant to this Section 5.1 will be deemed to be given when dispatched, or, if mailed, when deposited in a post office or official depository under the exclusive care and custody of the United States postal service; provided that when a notice or communication is permitted by the Michigan Business Corporation Act or these Bylaws to be transmitted electronically, the notice or communication is given when electronically transmitted to the person entitled to the notice or communication in a manner authorized by the person. Notices given by express carrier will be deemed "dispatched" on the day and at the time the express carrier guarantees delivery of the notice. The Corporation will have no duty to change the written or electronic address of any director, Board committee member, or shareholder unless the Secretary receives notice in writing or by electronic transmission of such address change.

5.2   Waiver of Notice.

Action may be taken without a required notice and without lapse of a prescribed period of time if at any time before or after the action is completed the person entitled to notice or to participate in the action to be taken or, in the case of a shareholder, his or her attorney in fact, submits a signed waiver or a waiver by electronic transmission of the requirements, or if such requirements are waived in such other manner permitted by applicable law. Neither the business to be transacted at, nor the purpose of, the meeting need be specified in the waiver of notice of the meeting. A shareholder's attendance at a meeting (in person or by proxy) will result in both of the following:

(A)   Waiver of objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

(B)   Waiver of objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

A director's attendance at or participation in any Board or Board committee meeting waives any required notice to him or her of the meeting unless he or she, at the beginning of the meeting or upon his or her arrival, objects to the meeting or the transacting of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

ARTICLE 6.   SHARE CERTIFICATES AND SHAREHOLDERS OF RECORD

6.1   Certificates for Shares.

The shares of the Corporation will be represented by certificates signed by the Chairperson of the Board, Vice chairperson of the Board, President, or a Vice President. The certificates also may be signed by another officer of the Corporation. The officers' signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation or its employee. If any officer who has signed or whose facsimile signature has been placed upon a certificate ceases to be such officer before the certificate is issued, it may be issued by the Corporation with the same effect as if the person were such officer at the date of issue.

6.2   Lost or Destroyed Certificates.

The Board may direct or authorize an officer to direct that a new certificate for shares be issued in place of any certificate alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the Board or officer may, in its discretion and as a condition precedent to the issuance thereof, require the owner (or the owner's legal representative) of such lost or destroyed certificate to give the Corporation an affidavit claiming that the certificate is lost or destroyed or a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to such old or new certificate.

6.3 Transfer of Shares.

Shares of the Corporation are transferable only on the Corporation's stock transfer books upon surrender to the Corporation or its transfer agent of a certificate for the shares, duly endorsed for transfer, and the presentation of such evidence of ownership and validity of the transfer as the Corporation requires.

6.4 Record Date.

The Board may fix, in advance, a date as the record date for determining shareholders for any purpose, including determining shareholders entitled to (a) notice of, and to vote at, any shareholders' meeting or any adjournment of such meeting; (b) express consent to, or dissent from, a proposal without a meeting; or (c) receive payment of a share dividend or distribution or allotment of a right. The record date will not be more than 60 nor less than 10 days before the date of the meeting, nor more than 10 days after the Board resolution fixing a record date for determining shareholders entitled to express consent to, or dissent from, a proposal without a meeting, nor more than 60 days before any other action.

If a record date is not fixed:

(A) the record date for determining the shareholders entitled to notice of, or to vote at, a shareholders' meeting will be the close of business on the day next preceding the day on which notice of the meeting is given, or, if no notice is given, the close of business on the day next preceding the day on which the meeting is held; and

(B) if prior action by the Board is not required with respect to the corporate action to be taken without a meeting, the record date for determining shareholders entitled to express consent to, or dissent from, a proposal without a meeting, will be the first date on which a signed written consent is properly delivered to the Corporation; and

(C) the record date for determining shareholders for any other purpose will be the close of business on the day on which the resolution of the Board relating to the action is adopted.

A determination of shareholders of record entitled to notice of, or to vote at, a shareholders' meeting will apply to any adjournment of the meeting, unless the Board fixes a new record date for the adjourned meeting.

Only shareholders of record on the record date will be entitled to notice of, or to participate in, the action to which the record date relates, notwithstanding any transfer of shares on the Corporation's books after the record date. This Section 6.4 will not affect the rights of a shareholder and the shareholder's transferor or transferee as between themselves.

6.5 Registered Shareholders.

The Corporation will be entitled to recognize the exclusive right of a person registered on its books as the owner of a share for all purposes, including notices, voting, consents, dividends and distributions, and will not be bound to recognize any other person's equitable or other claim to interest in such share, regardless of whether it has actual or constructive notice of such claim or interest.

ARTICLE 7. INDEMNIFICATION

The Corporation will, to the fullest extent authorized or permitted by the Michigan Business Corporation Act, (a) indemnify any person, and his or her heirs, personal representatives, executors, administrators, and legal representatives, who was, is, or is threatened to be made, a party to any threatened, pending, or completed action, suit, or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (collectively, "Covered Matters"); and (b) pay or reimburse the reasonable expenses incurred by such person and his or her heirs, executors, administrators, and legal representatives in connection with any Covered Matter in advance of final disposition of such Covered Matter. The Corporation may provide such other indemnification to directors, officers, employees, and agents by insurance, contract, or otherwise as is permitted by law and authorized by the Board.

ARTICLE 8. GENERAL PROVISIONS

8.1   Checks and Funds.

All checks, drafts, or demands for money and notes of the Corporation must be signed by such officer or officers or such other person or persons as the Board from time to time designates. All funds of the Corporation not otherwise employed will be deposited or used as the Board from time to time designates.

8.2   Fiscal Year.

The fiscal year of the Corporation will end on December 31 or such other date as the Board from time to time determines.

8.3   Corporate Seal.

The Board may adopt a corporate seal for the Corporation. The corporate seal, if adopted, will be circular and contain the name of the Corporation and the words "Corporate Seal Michigan". The seal may be used by causing it or a facsimile of it to be impressed, affixed, reproduced, or otherwise.

8.4   Books and Records.

The Corporation will keep within or outside of Michigan books and records of account and minutes of the proceedings of its shareholders, Board, and Board committees, if any. The Corporation will keep at its registered office or at the office of its transfer agent within or outside of Michigan records containing the names and addresses of all shareholders, the number, class, and series of shares held by each and the dates when they respectively became recordholders of shares. Any of such books, records, or minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

8.5   Financial Statements.

The Corporation at least once in each year will cause a financial report of the Corporation for the preceding fiscal year to be made and distributed to its shareholders within four months after the end of the fiscal year. The report will include the Corporation's statement of income, its year-end balance sheet, its statement of source and application of funds if prepared by the Corporation, and any other information as may be required by the Michigan Business Corporation Act. The report may be distributed electronically, either by electronic transmission of the report or by making the report available for electronic transmission. If the report is distributed electronically, the Corporation will provide the report in written form to a shareholder on request.

ARTICLE 9.   AMENDMENTS

These Bylaws may only be amended or repealed, or new bylaws may be adopted, by either the unanimous prior written consent of all of the Company's shareholders or all of the members of the Board. The Corporation's Restated Articles of Incorporation or these Bylaws may specify particular provisions of the Corporation's bylaws that may not be altered or repealed by the Board.

ARTICLE 10.   SCOPE OF BYLAWS

These Bylaws govern the regulation and management of the affairs of the Corporation to the extent that they are consistent with applicable law and the Corporation's Restated Articles of Incorporation; to the extent they are inconsistent, applicable law and the Corporation's Restated Articles of Incorporation will govern.

ARTICLE 11.   VOTING AGREEMENT

Notwithstanding anything to the contrary in the Corporation's Restated Articles of Incorporation or these Bylaws, these Bylaws are subject to the rights of the Corporation's shareholders contained in the Voting Agreement. Nothing within these Bylaws will be deemed to diminish, modify, or alter any of the rights granted in, or any of the Corporation's, shareholders', directors', officers', or any other person's or entity's obligations under, the Voting Agreement.